NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

January 14, 2008

VIA EDGAR

Messrs. H. Christopher Owings and Blair F. Petrillo
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc. - Registration Statement on Form S-3 (File No. 333-141659)

Mr. Owings and Ms. Petrillo:

Pursuant to Rule 461(a) of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Act"), Nitches, Inc. (the "Company"), hereby requests that the above-referenced registration statement be declared effective on Thursday, January 17, 2008, at 10:00 a.m. Washington, D.C. time, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Act and under the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the registration statement. The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company respectfully requests confirmation of effectiveness and requests that the same be communicated to our legal counsel James A. Mercer, III, via telephone (619.744.2209) or fax (619.744.2201). Your consideration in this matter is greatly appreciated.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer